UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2008                      File No.    0-52676

Niogold Mining Corp.

(Name of Registrant)

24549 53rd Avenue, Langley, British Columbia V2Z 1H6

(Address of principal executive offices)

1.

News Release dated January 10, 2008

2.

News Release dated January 15, 2008

3.

News Release dated January 29, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Niogold Mining Corp.

(Registrant)

Dated: February 26, 2008	By: /s/ Michael Iverson Michael Iverson, President and CEO

News Release

NioGold Mining Corporation

TSX-V Symbol: NOX

Frankfurt Symbol: NG1

MARBAN DRILLING RETURNS

9.8 G/T GOLD OVER 3.0 METRES and

13.1 G/T GOLD OVER 1.9 METRES

Val-d’Or, Quebec, January 10, 2008: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt: NG1) (“NioGold”) reports on results of the 2007 diamond drilling program on the Marban Block property, located in the Malartic Gold Camp, Quebec.

Assay results were received for 9 drill holes completed in Q4, 2007, on the Marban Mine target.  The holes returned additional strong gold results within the favourable units hosting the former Marban Mine ores (Mine Sequence) with best intervals of:

•

hole MB-07-028 :

5.06 g/t Au over 6.4 m, incl. 9.78 g/t Au over 3.0 m;

9.47 g/t Au over 1.2 m;

•

hole MB-07-024:

3.84 g/t Au over 8.7 m, incl. 13.14 g/t Au over 1.9 m;

•

hole MB-07-025:

7.23 g/t Au over 1.2 m.

Other gold mineralised intersections of significance were obtained within the hangingwall ultramafic units above the Mine Sequence:

•

hole MB-07-029:

6.16 g/t Au over 2.9 m;

•

hole MB-07-020:

5.49 g/t Au over 1.0 m;

7.36 g/t Au over 1.0 m.

Results are tabled on the following page.  Reported intervals are in core lengths but are inferred to be close to true width as the holes were drilled perpendicular to the attitude of the mineralised zones.

NioGold completed 27 drill holes, for a total of 10,825 metres, on the Marban Mine target in 2007.  The holes tested a 750-metre strike extent of the gold mineralized system, from sections 5+50 E to 2+00 W.  Gold mineralised zones are mainly localised in proximity to the upper and lower contacts of the Mine Sequence with best values and thickest intervals often associated with tight folding of the contacts.  The drilling also revealed potential within the hanginwall ultramafic units well above the Mine Sequence.

The 2007 drilling over the sector highlighted the robust nature of the Marban gold mineralised system and the Company believes that the target offers excellent potential to outline new high-quality resources at relatively shallow depths (0 to 500 metres vertical depth) within the Mine Sequence.  Much more drilling will be needed in order to establish continuity of the gold mineralised zones intersected in 2007.  An additional 10,000 metres of drilling was planned and is presently in progress that is mainly intended to investigate the west strike extent of the system where limited drilling was conducted in the past.

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Unit	From (m)	To (m)	Core Length (m)	Grade (g/t Au)
MB-07-019	3+50 E	1+20 S	181°	-45°	189.0	MS updip	73.0	74.0	1.0	4.50
MB-07-020	3+50 E	1+83 N	178°	-80°	795.0	C. Granodiorite	203.0	206.0	3.0	3.86
						HW Ultramafics	216.0	217.0	1.0	5.49
						HW Ultramafics	245.0	246.0	1.0	7.36
						MS downdip	721.0	722.0	1.0	4.46
MB-07-023	3+00 E	0+50 N	185°	-45°	251.0	NSA
MB-07-024	3+00 E	0+50 N	186°	-80°	282.0	HW Ultramafics	31.4	34.5	3.1	2.22
						MS updip	206.3	215.0	8.7	3.84
						including	206.3	208.2	1.9	13.14
MB-07-025	0+00	1+00 S	182°	-50°	207.0	MS updip	36.1	39.7	3.6	2.76
						MS updip	72.3	73.5	1.2	7.23
MB-07-026	0+11 E	0+60 N	175°	-50°	180.0	NSA
MB-07-027	1+00 E	0+50 N	184°	-50°	218.0	MS updip	55.1	56.3	1.2	2.82
MB-07-028	0+00 E	2+00 N	183°	-55°	450.0	MS updip	264.8	271.2	6.4	5.06
						including	268.2	271.2	3.0	9.78
						MS downdip	313.4	314.6	1.2	5.05
						MS downdip	389.8	391.0	1.2	9.47
						MS downdip	414.6	426.6	12.0	1.39
MB-07-029	0+00 E	3+00 N	183°	-70°	551.0	HW Ultramafics	118.7	121.55	2.9	6.16
						results pending on MS
MB-07-030	2+00 W	2+50 N	185°	-50°	404.0	results pending
MB-07-031	2+00 W	0+00 N	180°	-45°	222.0	results pending

Readers are invited to review the previously reported results for holes MB-07-003 to MB-07-018 available at www.niogold.com/marban.

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones.  The core was delivered by the drilling contractor to NioGold’s facilities located at the Norlartic Mine site.  The core was photographed for reference, logged and mineralised sections were sawed in half.  Sample lengths varied between 0.5 to 1.5 metres.  The half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory.  Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results.  The QA/QC program includes the insertion of standards, blanks and duplicates in the sample batches sent to the laboratory and a systematic re-assaying from the remaining coarse reject fraction by the fire-assay method with an atomic absorption finish for samples returning values of 2 to 5 g/t Au and by gravimetric finish for samples returning values greater than 5 g/t Au.  As well, 10% of the pulps are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice-President and Qualified Person as defined by National Instrument 43-101. The exploration programs are conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation – « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD.  The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, Abitibi, Quebec, with a historic production of 25 million ounces of gold.  The camps presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals).  The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources.  NioGold invites you to visit the company website at www.niogold.com.  For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO

Rock Lefrançois, P.Geo., Vice-President

miverson@niogold.com

rocklefrancois@niogold.com

Tel: (604) 856-9887

Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.

News Release

NioGold Mining Corporation

TSX-V Symbol: NOX

Frankfurt Symbol: NG1

NIOGOLD EXTENDS KIERENS ZONE WITH

9.6 G/T GOLD OVER 3.1 METRES INTERSECTION

Val-d’Or, Quebec, January 15, 2008: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt: NG1) (“NioGold”) reports on results of the 2007 diamond drilling program in the Malartic Gold Camp, Abitibi region, Quebec.

Assay results were received for 3 drill holes completed in Q4, 2007, testing the west extent of the Norbenite Shear deformation zone hosting the former Norlartic and Kierens gold mines and the presently defined resources on the Marban Block property (refer to news release dated June 28, 2007).  All 3 holes were drilled on section 15+00 W and served as a 100-metre step out from the Kierens Zone resources.  The deepest hole (MH-07-003) intersected typical Norbenite Shear mineralisation at a vertical depth of -250 metres that returned 3.93 g/t Au over 10.3 metres core length, including 9.85 g/t Au over 3.1 metres and 9.98 g/t Au over 1.0 metre.  Core angle with dominant structural fabric indicate a true width of about 6 metres for the interval.

Results received for holes MH-07-001 to MH-07-003 are tabled below.  Readers are invited to review the Detailed Location Map and Norlartic-Kierens Section available at www.niogold.com/marban.

The intersection in hole MH-07-003 opens up considerable potential to expand the Kierens Zone down plunge to the west onto the adjoining Malartic Hygrade claims.  A second drill rig was mobilised on the Marban Block property last week for deep investigation of the Norbenite Shear to vertical depths of up 1,000 metres where no drilling has been attempted in the past.  The drill holes are planned to verify two distinct plunge directions to the gold mineralisation of the Norlartic and Kierens Zones delineated by geological and resource block models.

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Unit	From (m)	To (m)	Core Length (m)	Grade (g/t Au)
MH-07-001	15+00 W	0+83 N	213°	-83°	144.0	Kierens Zone	64.0	66.0	2.0	1.04
MH-07-002	15+00 W	1+50 N	213°	-68°	243.0	Kierens Zone	no significant results
MH-07-003	15+00 W	1+50 N	213°	-85°	444.0	Altered Diorite	246.0	247.0	1.0	1.01
						Kierens Zone	260.3	270.6	10.3	3.93
						including	260.3	261.3	1.0	9.98
						including	267.5	270.6	3.1	9.65
						Altered Diorite	382.4	383.4	1.0	1.81

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones.  The core was delivered by the drilling contractor to NioGold’s facilities located at the Norlartic Mine site.  The core was photographed for reference, logged and mineralised sections were sawed in half.  Sample lengths varied between 0.5 to 1.5 metres.  The half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory.  Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results.  The QA/QC program includes the insertion of standards, blanks and duplicates in the sample batches sent to the laboratory and a systematic re-assaying from the remaining coarse reject fraction by the fire-assay method with an atomic absorption finish for samples returning values of 2 to 5 g/t Au and by gravimetric finish for samples returning values greater than 5 g/t Au.  As well, 10% of the pulps are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice-President and Qualified Person as defined by National Instrument 43-101. The drilling was conducted under the supervision of Julien Davy, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation – « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD.  The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, Abitibi, Quebec, with a historic production of 25 million ounces of gold.  The camps presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals).  The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources.  NioGold invites you to visit the company website at www.niogold.com.  For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO

Rock Lefrançois, P.Geo., Vice-President

miverson@niogold.com

rocklefrancois@niogold.com

Tel: (604) 856-9887

Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.

News Release

NioGold Mining Corporation

TSX-V Symbol: NOX

Frankfurt Symbol: NG1

INITIAL DRILLING ON MARBAN NE TARGET

RETURNS 20.7 G/T GOLD OVER 1.0 METRE

Val-d’Or, Quebec, January 29, 2008: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt: NG1) (“NioGold”) reports on results of the 2007 diamond drilling program on the Marban Block property, Malartic Gold Camp, Abitibi region, Quebec.  Assays were received for two drill holes completed on the Marban NE target located 1.5 kilometres to the north and east of the former Marban Mine.

NioGold holes MB-07-021 and MB-07-022 were drilled on the same section as historic holes MBS87-01 and MBS87-02 completed by Lac Minerals Ltd. in 1987 that returned some notable gold mineralised intervals of 27.50 g/t Au over 0.3 metre and 7.99 g/t Au over 2.5 metres in hole MBS87-01 and 9.17 g/t Au over 1.2 metre in hole MBS87-02.  NioGold hole MB-07-021, drilled between holes MBS87-01 and MBS87-02, returned intersections of 6.20 g/t Au over 1.2 metre, 4.38 g/t Au over 1.1 metre and 4.09 g/t Au over 1.0 metre, and hole MB-07-022, drilled beneath hole MBS87-02, returned an intersection of 20.70 g/t Au over 1.0 metre.

Results are tabled below.  Reported intervals are in core lengths but are inferred to be close to true width as the holes were drilled close to perpendicular to the interpreted attitude of the mineralised zones.

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Unit	From (m)	To (m)	Core Length (m)	Grade (g/t Au)
MB-07-021	20+00 E	06+62 N	213°	-45°	285.0	NZ-NNZ	31.7	33.0	1.3	2.91
						NZ-NNZ	64.8	66.0	1.2	6.20
						NZ-NNZ	74.9	76.0	1.1	4.38
						Altered Diorite	250.0	253.0	3.0	2.47
						including	251.0	252.0	1.0	4.09
MB-07-022	20+00 E	07+52 N	213°	-66°	405.0	Altered Diorite	194.0	195.0	1.0	20.70

Geophysical data suggests that the northeast corner of the Marban Block property (“Marban NE target”) covers the southeast extent of a major gold mineralised structure named the North Shear, part of the Norbenite-Marbanite deformation zone host to the Marban, Norlartic, and Kierens gold deposits.  Between 1960 and 1966, approximately 83,000 tonnes averaging 16.5 g/t Au were mined out of two ore lenses within the North Shear (Norlartic Mines Ltd. internal reports).  The lenses were accessed via two 350-metre long drifts developed from the 250- and 500-foot levels (75 and 150 metres depths) of the Norlartic mine.

Gold mineralisation at the Marban NE target is associated with thick, tens of metres wide, zones of altered, sulphide mineralised and quartz-tourmaline veined intrusive dykes.  In 1987, Lac Minerals Ltd. completed nine drill holes on the target that all returned gold mineralised intervals including some high-grade values over narrow widths.  No follow up work was done since then.  NioGold’s holes confirmed that an important intrusive-related gold mineralised system lies within the northeast portion of the Marban Block property.  Further drill testing is planned in 2008.  NioGold has budgeted for 25,000 metres of drilling on the Marban Block in 2008 where two drill rigs are presently active.

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones.  The core was delivered by the drilling contractor to NioGold’s facilities located at the Norlartic Mine site.  The core was photographed for reference, logged and mineralised sections were sawed in half.  Sample lengths varied between 0.5 to 1.5 metres.  The half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory.  Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results.  The QA/QC program includes the insertion of standards, blanks and duplicates in the sample batches sent to the laboratory and a systematic re-assaying from the remaining coarse reject fraction by the fire-assay method with an atomic absorption finish for samples returning values of 2 to 5 g/t Au and by gravimetric finish for samples returning values greater than 5 g/t Au.  As well, 10% of the pulps are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice-President and Qualified Person as defined by National Instrument 43-101. The drilling was conducted under the supervision of Julien Davy, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation – « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD.  The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, Abitibi, Quebec, with a historic production of 25 million ounces of gold.  The camps presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals).  The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources.  NioGold invites you to visit the company website at www.niogold.com.  For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO

Rock Lefrançois, P.Geo., Vice-President

miverson@niogold.com

rocklefrancois@niogold.com

Tel: (604) 856-9887

Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.